Advantest Corporation (FY2008)
FY2008  Consolidated Financial Results
(Prepared in accordance with U.S. GAAP)
(Year ended March 31, 2009)
(Unaudited)

April 27, 2009
Company name	:	Advantest Corporation
(URL http://www.advantest.co.jp/investors/en-index.shtml)
Stock exchanges on which shares are listed	:	First section of the Tokyo Stock Exchange
Stock code number	:	6857
Company representative	:	Toshio Maruyama, Representative Board Director, President and CEO
Contact person	:	Hiroshi Nakamura, Executive Officer and
Vice President, Corporate Administration Group
(03) 3214-7500
Date of General Shareholders’ Meeting (as planned)	:	June 25, 2009
Dividend Payable Date (as planned)	:	June 2, 2009
Annual Report Filing Date (as planned)	:	June 26, 2009

(Rounded to the nearest million yen)
1. Consolidated Results of FY2008  (April 1, 2008 through March 31, 2009)
(1)           Consolidated Financial Results
(% changes as compared with the previous fiscal year)
	Net sales		Operating income (loss)		Income (loss) before income taxes and equity in earnings (loss) of affiliated company		Net income (loss)

	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)
FY2008	76,652	(58.1)	(49,457)	－	(52,761)	－	(74,902)	－
FY2007	182,767	(22.2)	22,716	(60.0)	23,533	(61.5)	16,550	(53.5)

	Net income (loss) per share - basic		Net income (loss) per share - diluted		Net income (loss) to equity ratio	Ratio of income (loss) before taxes to total assets	Ratio of operating income (loss) to net sales
		Yen		Yen	%	%	%
FY2008	(419.09)		(419.09)		(35.9)	(21.1)	(64.5)
FY2007	90.72		90.57		6.0	7.1	12.4
(Note) Equity in earnings (loss) of affiliated company: FY2008  (Y) (147) million; FY2007  (Y) (94) million

(2)           Consolidated Financial Position
	Total assets		Net assets		Equity-to-assets ratio		Net assets per share

		Million yen		Million yen		%		Yen
FY2008	202,059		163,616		81.0		915.47
FY2007	298,684		254,184		85.1		1,422.20

(3)  Consolidated Cash Flows
	Cash flows from operating activities		Cash flows from investing activities		Cash flows from financing activities		Cash and cash equivalents at end of year
		Million yen		Million yen		Million yen		Million yen
FY2008	2,357		(32,507)		(8,930)		105,455
FY2007	24,166		(16,322)		(46,770)		147,348

Advantest Corporation (FY2008)
2. Dividends

	Dividend per share					Total dividend paid (annual)	Payout ratio (consolidated)	Ratio of total amount of dividends to net assets (consolidated)
（Record Date）	First quarter end	Second quarter end	Third quarter end	Year end	Annual total
	yen	yen	yen	yen	yen	Million yen	%	%
FY2007	－	25.00	－	25.00	50.00	9,071	55.1	3.3
FY2008	－	25.00	－	5.00	30.00	5,362	－	2.6
FY2009 (forecast)	－	－	－	－	－	－	－	－

The dividend forecast for the fiscal year ending March 31, 2010 has not been decided. Advantest takes earnings forecast into consideration and intends to promptly disclose the relevant dividend forecast when such forecast becomes available.

3. Projected Results for FY2009 (April 1, 2009 through March 31, 2010)
Advantest’s business focuses on test systems for semiconductors, and relies heavily on the capital expenditure of semiconductor manufacturers, test houses and foundries.  The capital expenditures of these companies are determined primarily by factors such as current or future trends in the demand for semiconductors.  In the semiconductor-related market, DRAM and flash memory prices have shown signs of recovery, however trends for end-user products including automobiles, mobile phones, and consumer electronics remain uncertain and the possibility of significant change still lies ahead with M&A activity now underway in the semiconductor industry. Thus, Advantest refrains from making any predictions on the timing of the recovery of capital expenditures.  Because of the great difficulty involved in forecasting earnings in such an operating environment, the earnings forecast for the fiscal year ending March 31, 2010 has not been presented.  Advantest intends to promptly disclose the relevant earnings forecast when such disclosure becomes possible.

4. Others
(1)	Material changes in subsidiaries during this fiscal year (changes in scope of consolidation resulting from changes in subsidiaries): None

(2)	Changes in accounting principles, procedures and the presentation of the consolidated financial statements
1)	Changes based on revisions of accounting standard : Yes
2)	Changes other than 1) above : None
(Note)	Please see (Note2) “Significant Accounting Policies” on page 17 for details.

(3)	Number of issued and outstanding shares (common stock）
1)	Number of issued and outstanding stock at the end of each fiscal year (including treasury stock): FY2008 199,566,770 shares; FY2007 199,566,770 shares.
2)	Number of treasury stock at the end of each fiscal year: FY2008 20,843,298 shares; FY2007 20,840,721 shares.
3)	Average number of outstanding stock for each fiscal year: FY2008 178,724,884 shares; FY2007 182,418,821 shares.

Advantest Corporation (FY2008)
(Reference) Selected Non-Consolidated Financial Data
(Prepared in accordance with JAPAN GAAP)

1.	Non-consolidated Results of FY2008 (April 1, 2008 through March 31, 2009)
(1)	Non-Consolidated Financial Results
(% changes as compared with the previous fiscal year)
	Net sales		Operating income (loss)		Income (loss) before income taxes		Net income (loss)

	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)
FY2008	53,124	(64.0)	(36,027)	－	(39,807)	－	(68,066)	－
FY2007	147,686	(25.3)	8,802	(78.8)	38,759	(11.2)	32,438	10.2

	Net income (loss) per share - basic		Net income (loss) per share - diluted

		Yen		Yen
FY2008	(380.84)		－
FY2007	177.82		177.68

(2)	Non-consolidated Financial Position
	Total assets		Net assets		Equity-to-assets ratio		Net assets per share

		Million yen		Million yen		%		Yen
FY2008	157,884		132,022		81.7		721.48
FY2007	247,145		209,264		83.4		1,153.40
  (Reference)　Total equity :　FY2008  (Y) 128,945 million;  FY2007  (Y) 206,142 million.

Explanation on the Appropriate Use of Future Earnings Projections and Other Special Instructions
This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections.  These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.  These factors include: (i) changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers and communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold.  A discussion of these and other factors which may affect Advantest's actual results, levels of activity, performance or achievements is contained in the “Operating and Financial Review”, “Key Information - Risk Factors” and “Information on the Company” sections and elsewhere in Advantest's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

Advantest Corporation (FY2008)
1. Business Results

(1)	Analysis of Business Results
1)	Consolidated Financial Results of FY2008 (April 1, 2008 through March 31, 2009)

			(in billion yen)
	FY2007	FY2008	As compared to the previous fiscal year Increase (decrease)
Orders input received	162.2	50.1	(69.1%)
Net sales	182.8	76.7	(58.1%)
Operating income (loss)	22.7	(49.5)	－
Income (loss) before income taxes and equity in earnings (loss) of affiliated company	23.5	(52.8)	－
Net income (loss)	16.6	(74.9)	－

In the fiscal year ended March 31, 2009, the global economy saw a continued deceleration during the first half of the fiscal year due to the widening of the sub-prime loan crisis in the U.S., and the collapse of leading US investment bank Lehman Brothers in September 2008 triggered further rapid deterioration in the global economy.
In the semiconductor-related market, although excess inventory and price pressures persisted since last fiscal year, many hoped at the beginning of this fiscal year that desktop high performance PC replacements and Vista adoption, as well as demand for home electronics ahead of the Beijing Olympics, would drive an upturn in the market. However, demand fell short of expectations, and semiconductor manufacturers continued to take a cautious stance on capital expenditures, prolonging Advantest’s extremely difficult business environment.
Furthermore, ripple effects of the financial crisis in the U.S. spread to Europe and to emerging markets in Southeast Asia and elsewhere, which had previously been healthy. Decreasing demand for end-user products reinforced the defensive stance of semiconductor manufacturers, many of whom implemented production cuts and froze or postponed their capital expenditure programs starting from the second fiscal half.
In response to these dramatic environmental shifts, Advantest actively trimmed costs throughout the fiscal year, and also implemented emergency measures to improve profitability in November 2008. These measures include reduction of fixed costs such as, workforce cuts, and reduced compensation for executives and managers. However, the business climate continued to deteriorate once entering 2009 and Advantest responded with follow-on measures by reviewing underperforming product lines, acceptance of voluntary retirement from full-time employees and among others, aiming for further workforce optimization as its planned structural reforms.
However, orders input received and net sales declined steeply compared to the previous fiscal year, causing Advantest to recognize inventory valuation losses of (Y) 8.7 billion, restructuring costs of (Y) 5.1 billion, impairment loss on property, plant, and equipment of (Y) 13.8 billion and a valuation allowance on deferred tax assets of (Y) 45.1 billion.
Accordingly, orders input received decreased by 69.1% from the previous fiscal year to (Y) 50.1 billion, net sales decreased by 58.1% from the previous fiscal year to (Y) 76.7 billion, operating loss was (Y) 49.5 billion, loss before income taxes and equity in loss of affiliated company was (Y) 52.8 billion, and net loss was (Y) 74.9 billion.  Furthermore, Advantest’s overseas sales ratio fell to 67.7%, compared to 69.3% in the previous fiscal year.

Advantest Corporation (FY2008)
Conditions of business by segment are described below.

<Semiconductor and Component Test System Segment>

(in billion yen)
	FY2007	FY2008	As compared to the previous fiscal year Increase (decrease)
Orders input received	115.7	26.1	(77.4%)
Net sales	131.6	49.2	(62.6%)
Operating income (loss)	23.3	(28.9)	－

In the Semiconductor and Component Test Systems segment, the semiconductor downturn combined with global economic fears sharply curbed major manufacturers’ appetite for capital expenditures.  Accordingly, Advantest’s results for both memory and non-memory test systems remained weak.
In the memory arena, the much-anticipated transition to DDR3-DRAM semiconductors for high-performance computers was delayed, while oversupply continued to hold down prices of DDR2-DRAM, and semiconductor manufacturers restrained investment in DRAM test systems.  Demand for flash memory semiconductors were also weak caused by oversupply, and in addition, falling sales of mobile phones placed pressure on prices, causing capital expenditures in flash memory test systems to remain weak.
In the non-memory sector, strong sales of notebooks and other mobile PCs were recorded in the first half of the fiscal year, and semiconductor manufacturers in related fields showed signs of renewing their capital expenditures to increase production.  However, the demand associated with the Beijing Olympics fell short of expectations and a recovery in capital expenditures did not occur. Moreover, the worldwide decline in consumer confidence suppressed demand for products using semiconductors, leading to a continued weak demand in test systems for consumer, automotive, and LCD driver ICs.
As a result of the above, orders input received in the Semiconductor and Component Test System segment was (Y) 26.1 billion, a 77.4% decrease in comparison to the previous fiscal year. Net sales were (Y) 49.2 billion, 62.6% decrease in comparison to the previous fiscal year, and operating loss was (Y) 28.9 billion.

<Mechatronics System Segment>

			(in billion yen)
	FY2007	FY2008	As compared to the previous fiscal year Increase (decrease)
Orders input received	30.3	9.1	(69.9%)
Net sales	34.9	14.4	(58.8%)
Operating income (loss)	3.3	(11.9)	－

The weak results for memory and non-memory test systems also weakened demand for test handlers and device interface products, which are used together with test systems. In particular, the downturn in the DRAM market produced a dramatic decline in demand for back-end test handlers.
As a result of the above, orders input received in the Mechatronics System segment was (Y) 9.1 billion (a 69.9% decrease in comparison to the previous fiscal year). Net sales were (Y) 14.4 billion (a 58.8% decrease in comparison to the previous fiscal year) and operating loss was (Y) 11.9 billion.

Advantest Corporation (FY2008)
<Services, Support and Others Segment>

			(in billion yen)
	FY2007	FY2008	As compared to the previous fiscal year Increase (decrease)
Orders input received	19.3	15.6	(19.1%)
Net sales	19.3	15.8	(18.2%)
Operating income (loss)	3.2	(1.1)	－

Owing to a decline in demand for maintenance services, and reflecting the weak performance of the semiconductor market, resulting from the depressed semiconductor related market, orders input received in the Services, Support and Other segment was (Y) 15.6 billion, a 19.1% decline in comparison to the previous fiscal year. Net sales were (Y) 15.8 billion (a 18.2% decrease in comparison to the previous fiscal year) and operating loss was (Y) 1.1 billion.

2) Prospects for the Upcoming Fiscal Year
Despite economic and employment stimulus packages recently announced by many countries to counter the global economic slowdown, the timing of the recovery remains uncertain and visibility is still limited.
In the semiconductor-related market, DRAM and flash memory prices have shown signs of recovery, however trends in demand for end-user products including automobiles, mobile phones, and consumer electronics remain uncertain and the possibility of significant change still lies ahead with M&A activity now underway in the semiconductor industry. Thus, Advantest refrains from making any predictions on the timing of the recovery of capital expenditures.
In this operating environment, Advantest will focus on deriving efficiency gains in its research and development and manufacturing processes by consolidating subsidiaries, reduction of fixed costs through the consolidation and sale of business offices and other facilities, improvement of the productivity of in-house processes, reinforcement of the Advantest Group’s sales structure, and development of in new products and entry into new businesses.

(2) Financial Condition
1) Assets, Liabilities and Net Assets
Total assets at the end of FY2008 was (Y) 202.1 billion, a decrease of (Y) 96.6 billion compared to the previous fiscal year, due primarily to a decrease of (Y) 41.9 billion in cash and cash equivalents, a decrease of (Y) 19.7 billion in trade receivables, a decrease of (Y) 18.5 billion in deferred tax assets and an increase of (Y) 25.1 billion in short-term investments.  The amount of total liabilities was (Y) 38.4 billion, a decrease of (Y) 6.1 billion compared to the end of the previous fiscal year, due primarily to a decrease of (Y) 7.0 billion in trade accounts payable. Shareholders’ equity was (Y) 163.6 billion.  Equity to assets ratio was 81.0%, a decrease of 4.1 percentage point compared to the previous fiscal year.

2) Cash Flow Condition
Cash and cash equivalents held at the end of FY2008 were (Y) 105.5 billion, a decrease of (Y) 41.9 billion from previous fiscal year.
Significant cash flows during this fiscal year and their causes are described below.
Net cash provided by operating activities was (Y) 2.4 billion.  This amount was primarily attributable to a decrease of (Y) 19.3 billion in trade receivables, a decrease of (Y) 17.8 billion in inventories and an adjustment of noncash items such as depreciation and amortization, despite the net loss being (Y) 74.9 billion.

Advantest Corporation (FY2008)

Net cash used in investing activities was (Y) 32.5 billion.  This amount was primarily attributable to expenditures in short-term investments in the amount of (Y) 26.2 billion and purchases of property, plant and equipment in the amount of (Y) 4.9 billion.
Net cash used in financing activities was (Y) 8.9 billion.  This amount was primarily attributable to dividend payments.

The following table illustrates the historical movements of certain cash flow indexes:
	FY2004	FY2005	FY2006	FY2007	FY2008
Stockholders’ equity ratio (%)	69.7	73.5	80.5	85.1	81.0
Stockholders’ equity ratio based on market prices (%)	256.0	373.3	267.9	154.7	129.2
Debt to annual cash flow ratio (%)	22.2	0.1	0.1	0.0	0.2
Interest coverage ratio (times)	202.1	148.5	3,094.7	1,839.4	195.9
Stockholders’ equity ratio: stockholders’ equity / total assets
Stockholders’ equity ratio based on market prices: market capitalization / total assets
Debt to annual cash flow ratio: interest-bearing liabilities / operating cash flows
Interest coverage ratio: operating cash flows / interest payments
(Notes)   1. These indexes are calculated using U.S. GAAP figures.
2. Market capitalization is calculated based on issued and outstanding shares excluding treasury stock.
3. Operating cash flows are the cash flows provided by operating activities on the consolidated statements of cash flows.
4. Interest-bearing liabilities include all liabilities on the consolidated balance sheets that incur interest.

(3) Basic Policy on Distribution of Profits and Distribution for FY2008 and Distribution Forecast for FY2009
Based on the premise that long-term and continued growth in corporate value is fundamental to the creation of shareholder value, Advantest deems the consistent distribution of profits to be the most important management priority.  Accordingly, Advantest engages in active distribution of profits based on consolidated business performance.
With respect to the distribution of retained earnings, Advantest makes payout decisions after taking into consideration consolidated business performance, financial conditions, as well as the need for strategic investment for mid-to-long-term business development.  While aiming to make consistent distributions, because of the fluctuation of the market in which it operates, Advantest makes dividend payouts following a target payout ratio of 20% or more.
Retained earnings are devoted to research and development, streamlining efforts, overseas expansion, investments in new businesses and resources for M&A activities, with an aim to strengthen Advantest’s business position and enhance its corporate value.
In order to maintain capital strategies responsive to changes in the operating environment, Advantest will repurchase its own shares from time to time through taking into account factors such as trends in stock price, capital efficiency and cash flow.
In this fiscal year, Advantest decided, pursuant to the above profit distribution policy, to distribute a year end dividend of (Y) 5 consistent with the revised forecast announced on February 25, 2009, with a payment date of June 2, 2009. Since Advantest paid an interim dividend of (Y) 25 on December 1, 2008, the total dividend per share for the fiscal year will be (Y) 30.
Advantest has elected not to publish a dividend forecast for fiscal 2009 at this time, due to the Company’s view that its results will take time to recover, as explicated in the prospects section above. Payout decisions will take future results into consideration and will be announced when they are available.

Advantest Corporation (FY2008)
2. Organization of the Advantest Group
　The following diagram shows the business relationships among the major affiliated companies of the Advantest Group.

Customers and Distributors
Sales and Support Companies
Advantest America, Inc.
Advantest (Europe) GmbH
Advantest (Singapore) Pte. Ltd.
Advantest Taiwan Inc.
Advantest Korea Co., Ltd.
Advantest (Suzhou) Co., Ltd.
Development, manufacturing and sales companies
Japan Engineering Co., Ltd
Advantest Kyushu Systems Co., Ltd
Manufacturing Company
Advantest Engineering (M)Sdn. Bhd.
Service Companies
Advantest Customer Support Corporation
Advantest Finance Inc.
Electronic Retrofit Corporation.
Advantest Logistics Co., Ltd.
Advanfacilities Co., Ltd.
Advantest Staff Resource Corporation
Advantest Media Service Corporation.
Advantest Corporation
Manufacturing Companies
Advantest Manufacturing, Inc.
Advantest Component, Inc.
Development companies
Advansoft Development Corporation
Advantest Tokyo Systems Co., Ltd.
Advantest Tohoku Systems Co., Ltd.
Advantest Kansai Systems Co., Ltd.
Advantest America R&D Center, Inc.
Manufacturing Companies
Advanmechatec Co., Ltd.
Advantest DI Corporation
Research and Development Company
Advantest Laboratories Co., Ltd.
Semiconductor and Component Test System
Mechatronics System
Services, Support and Others

There are 13 other consolidated subsidiaries and 1 equity method affiliate in addition to those mentioned in the above diagram.
Consolidated subsidiaries (22 domestic; 17 overseas; 39 total)    Equity method affiliate (1 domestic)
    ：Main flow of products and services

Advantest Corporation (FY2008)

3. Management Policy

(1) Advantest’s Basic Management Policy
Advantest has established a corporate vision of “Technology Support on the Leading Edge”, and its corporate mission of “Quest for the Essence”.  Guided by these principles, Advantest respects each of its stakeholders, strives to maintain harmony with society, and aims for the sustained development of the Company and the improvement of corporate value while contributing to the goal of a sustainable society.

(2) Target Financial Index
Advantest applies the “AVA” (Advantest Value Added), a financial index incorporating the concept of EVA®(Economic Value Added) *, as a significant management indicator, along with profit margin, ROE and cash flows.  Specifically, Advantest will set the minimum return-on-investment ratio (“hurdle rate”) for evaluating AVA at 8% and a mid-term target at 12% or more with an aim to further enhance corporate value and shareholder value.
*”EVA®” is a registered trademark of Stern Stewart & Co.

(3) Mid-and-Long-term Business Strategy and Issues to be Addressed
While maintaining “Measurements” as our core competence in mid-and-long term, Advantest intends to improve its corporate value by establishing a management and financial structure that responds timely to changes in the global market, and by aiming to increase market share by introducing fine products that will inspire the market demands of the next generation.  To achieve these objectives, Advantest promotes to further strengthen its product development operations and improve production efficiency by focusing on certain businesses, while strengthening its overseas operations and support system in the U.S., Europe and Asia.
Confronting deepening capital spending cuts by semiconductor manufacturers and the likely prolongation of Advantest’s weakened operating environment, the Company has announced the following plans for structural reforms to strengthen management practices, workforce optimization targeted to reinforce management structure, the merger of four manufacturing subsidiaries into one, the merger likewise of four software subsidiaries into one, ongoing review of underperforming business segments, exploration of and investment into new businesses, payroll cost reductions, and the consolidation and sale of facilities.
Through “Activate 21,” a corporate initiative launched in October 2005, Advantest has pursued greater efficiency, cost savings, and financial health from a global perspective. The initiative concluded in March 2009, with positive results including productivity improvements from the just-in-time (“JIT”) production system, inventory optimization, and standardization of design specifications leading to enhanced research and development efficiency. The Company’s new corporate initiative, starting from fiscal 2009, will incorporate detailed measures and goals after the structural reforms that Advantest is currently carrying out.

Advantest Corporation (FY2008)
4. Consolidated Financial Statements and Other Information

(1) Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Assets	March 31, 2008	March 31, 2009

Current assets:
Cash and cash equivalents	¥147,348	105,455
Short-term investments	—	25,114
Trade receivables, net	30,124	10,415
Inventories	26,823	9,737
Deferred tax assets	12,678	653
Other current assets	6,474	5,933

Total current assets	223,447	157,307

Investment securities	9,754	6,679
Property, plant and equipment, net	50,765	33,974
Deferred tax assets	6,488	30
Intangible assets, net	3,476	1,470
Other assets	4,754	2,599

Total assets	¥298,684	202,059

Advantest Corporation (FY2008)

	Yen (Millions)
Liabilities and Stockholders’ Equity	March 31, 2008	March 31, 2009

Current liabilities:
Trade accounts payable	11,765	4,767
Other accounts payable	2,458	6,409
Accrued expenses	10,940	6,043
Accrued warranty expenses	3,143	2,811
Other current liabilities	3,389	1,507

Total current liabilities	31,695	21,537

Accrued pension and severance cost	10,711	13,996
Other liabilities	2,094	2,910

Total liabilities	44,500	38,443

Commitments and contingent liabilities

Stockholders’ equity:
Common stock	32,363	32,363
Capital surplus	40,072	40,320
Retained earnings	278,689	194,848
Accumulated other comprehensive income (loss)	(7,615)	(14,587)
Treasury stock	(89,325)	(89,328)

Total stockholders’ equity	254,184	163,616

Total liabilities and stockholders’ equity	¥298,684	202,059

Advantest Corporation (FY2008)

(2) Consolidated Statements of Operations (Unaudited)

	Yen (Millions)
	Year ended	Year ended
	March 31, 2008	March 31, 2009

Net sales	¥182,767	76,652
Cost of sales	88,837	56,837

Gross profit	93,930	19,815

Research and development expenses	30,507	23,713
Selling, general and administrative expenses	40,707	31,771
Restructuring and impairment charges	—	13,788

Operating income (loss)	22,716	(49,457)

Other income (expense):
Interest and dividends income	3,799	2,157
Interest expense	(12)	(11)
Impairment losses on investment securities	(1,331)	(3,510)
Other, net	(1,639)	(1,940)

Total other income (expense)	817	(3,304)

Income (loss) before income taxes and equity
in earnings (loss) of affiliated company	23,533	(52,761)

Income taxes	6,889	21,994
Equity in earnings (loss) of affiliated company	(94)	(147)

Net income (loss)	¥16,550	(74,902)

	Yen
	Year ended	Year ended
	March 31, 2008	March 31, 2009

Net income (loss) per share:
Basic	¥90.72	(419.09)
Diluted	90.57	(419.09)

Advantest Corporation (FY2008)

(3) Consolidated Statements of Stockholders’ Equity (Unaudited)

	Yen (Millions)
	Year ended	Year ended
	March 31, 2008	March 31, 2009
Common stock
Balance at beginning of year	32,363	32,363
Changes in the year
Total changes in the year	—	—
Balance at end of year	32,363	32,363
Capital surplus
Balance at beginning of year	39,256	40,072
Changes in the year
Stock option compensation expense	858	248
Exercise of stock option	(42)	—
Total changes in the year	816	248
Balance at end of year	40,072	40,320
Retained earnings
Balance at beginning of year	273,082	278,689
Changes in the year
Net income(loss)	16,550	(74,902)
Cash dividends	(10,702)	(8,936)
Sale of treasury stock	(241)	(3)
Total changes in the year	5,607	(83,841)
Balance at end of year	278,689	194,848
Accumulated other comprehensive income (loss)
Balance at beginning of year	3,652	(7,615)
Changes in the year
Other comprehensive income (loss), net of tax	(11,267)	(6,972)
Total changes in the year	(11,267)	(6,972)
Balance at end of year	(7,615)	(14,587)
Treasury stock
Balance at beginning of year	(53,556)	(89,325)
Changes in the year
Exercise of stock option	793	—
Repurchase of treasury stock	(36,564)	(7)
Sale of treasury stock	2	4
Total changes in the year	(35,769)	(3)
Balance at end of year	(89,325)	(89,328)

Advantest Corporation (FY2008)

	Yen (Millions)
	Year ended	Year ended
	March 31, 2008	March 31, 2009
Total stockholders' equity
Balance at beginning of year	294,797	254,184
Changes in the year
Net income (loss)	16,550	(74,902)
Other comprehensive income (loss), net of tax	(11,267)	(6,972)
Cash dividends	(10,702)	(8,936)
Stock option compensation expense	858	248
Exercise of stock option	751	—
Repurchase of treasury stock	(36,564)	(7)
Sale of treasury stock	(239)	1
Total changes in the year	(40,613)	(90,568)
Balance at end of year	254,184	163,616

	Yen (Millions)
	Year ended	Year ended
	March 31, 2008	March 31, 2009
Comprehensive income (loss)
Net income (loss)	16,550	(74,902)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(6,845)	(1,793)
Net unrealized gains (losses) on investment securities	(2,060)	(244)
Pension related adjustments	(2,362)	(4,935)
Total other comprehensive income (loss)	(11,267)	(6,972)
Comprehensive income (loss) in the year	5,283	(81,874)

Advantest Corporation (FY2008)

(4) Consolidated Statement of Cash Flows (Unaudited)

	Yen (Millions)
	Year ended	Year ended
	March 31, 2008	March 31, 2009

Cash flows from operating activities:
Net income (loss)	¥16,550	(74,902)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	8,836	8,719
Deferred income taxes	(4,449)	20,205
Stock option compensation expense	858	248
Restructuring and impairment charges	—	18,930
Impairment losses on investment securities	1,331	3,510
Changes in assets and liabilities:
Trade receivables	22,666	19,323
Inventories	4,877	17,816
Trade accounts payable	(16,239)	(6,879)
Income taxes payable	(8,657)	(371)
Accrued expenses	(2,527)	(4,893)
Accrued warranty expenses	(986)	(617)
Accrued pension and severance cost	(1,480)	(1,605)
Other	3,386	2,873
Net cash provided by operating activities	24,166	2,357

Cash flows from investing activities:
(Increase) decrease in short-term investments	—	(26,210)
Proceeds from sale of non-marketable investment securities	56	36
Purchase of available-for-sales securities	(3,002)	—
Purchase of non-marketable investment securities	(233)	(911)
Investment in equity method investee	(1,035)	—
Proceeds from sale of property, plant and equipment	1,015	390
Purchases of intangible assets	(1,017)	(645)
Purchases of property, plant and equipment	(11,994)	(4,909)
Other	(112)	(258)
Net cash used in investing activities	(16,322)	(32,507)

Cash flows from financing activities:
Principal payments on long-term debt	(10)	—
Proceeds from sale of treasury stock	508	2
Payments to acquire treasury stock	(36,564)	(6)
Dividends paid	(10,695)	(8,924)
Other	(9)	(2)
Net cash used in financing activities	(46,770)	(8,930)
Net effect of exchange rate changes on cash and cash equivalents	(10,121)	(2,813)
Net change in cash and cash equivalents	(49,047)	(41,893)
Cash and cash equivalents at beginning of year	196,395	147,348
Cash and cash equivalents at end of year	¥147,348	105,455

(5) Notes on Preconditions to Going Concerns:  None

Advantest Corporation (FY2008)
(6) Notes to the Consolidated Financial Statements

(Note 1)   Accounting Principles, Procedures and the Presentation of the Consolidated
Financial Statements

(a) Terminology, Form and Method of Preparation of the Consolidated Financial Statements
Advantest Corporation prepares these consolidated financial statements in accordance with the accounting principles, procedures, terminology, form and method of preparation required in the United States of America in connection with its issuance of American Depository Shares as established under Accounting Research Bulletins (“ARB”), Accounting Principles Board (“APB”) statements, Statements of Financial Accounting Standards (“SFAS”) and other relevant sources (collectively “U.S. GAAP”).  However, Advantest Corporation and its consolidated subsidiaries prepare their unconsolidated financial statements in accordance with accounting principles generally accepted in the country of their domicile.  Certain adjustments and reclassifications have been incorporated in the accompanying non-consolidated financial statements to present them in conformity with accounting principles generally accepted in the United States of America.

(b) Preparation of Consolidated Financial Statements and Registration with the U.S. Securities and Exchange Commission
Advantest Corporation became listed on the New York Stock Exchange on September 17, 2001 (local time) by means of an issuance of American Depository Shares, and has been filing a Form 20-F (equivalent to the Annual Securities Report in Japan) with the U.S. Securities and Exchange Commission since FY2001.  Advantest prepares the consolidated financial statements in its Form 20-F in accordance with U.S. GAAP.

(c) Scope of Consolidation and Application of the Equity Method
Advantest’s consolidated financial statements include financial statements of Advantest Corporation and its majority-owned subsidiaries.  With respect to variable interest entities as provided in the U.S. Financial Accounting Standards Board’s Interpretation No. 46 (Revised December 2003) – “Consolidation of Variable Interest Entities”, Advantest does not have any such entity to be included in its consolidated financial statements.  All significant intercompany balances and transactions have been eliminated in consolidation.

The following table sets forth the number of consolidated subsidiaries and equity method affiliates of Advantest:

	FY 2007	FY 2008	Increase (decrease)
	(As of March 31, 2008)	(As of March 31, 2009)
Domestic	23	22	(1)
Overseas	17	17	0
Consolidated subsidiaries	40	39	(1)
Equity method affiliates	1	1	0
Total	41	40	(1)

Advantest Corporation (FY2008)

   Changes in the scope of consolidation:
Excluded (1):              Advantest Information Systems, Inc. *
*Advantest Information Systems, Inc. was merged into Advantest Corporation on August 1, 2008.

(Note 2)    Significant Accounting Policies
(Accounting Changes)
In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS157”) which defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure.  SFAS 157 does not expand the use of fair value to any new circumstances, but does require additional disclosures in both annual and quarterly reports. Advantest adopted SFAS 157 and its related amendments for financial assets and liabilities on April 1, 2008. The adoption of SFAS 157 did not have a significant impact on its consolidated results of operations and financial condition.  SFAS 157 will be effective for non-financial assets and liabilities in financial statements issued for fiscal years beginning after November 15, 2008 and is required to be adopted by Advantest in the first quarter beginning April 1, 2009.

There are no other changes pertaining to accounting policies other than as mentioned above from the fiscal year 2007 Annual Report which was submitted on June 26, 2008.

Advantest Corporation (FY2008)

(Note3)　Segment Information

1. Business Segment Information

	Yen (Millions)
	Year ended March 31, 2008
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	128,779	34,644	19,344	－	182,767
Inter-segment sales	2,829	300	－	(3,129)	－
Sales	131,608	34,944	19,344	(3,129)	182,767
Depreciation and amortization	3,561	1,261	3,324	690	8,836
Operating income (loss) before stock option compensation expense	23,263	3,266	3,177	(6,132)	23,574
Adjustment:
Stock option compensation expense					858
Operating income (loss)					22,716
Expenditures for additions to long-lived assets	7,814	2,260	2,749	1,260	14,083
Total assets	63,570	18,511	14,493	202,110	298,684

Yen (Millions)
Year ended March 31, 2009
Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	48,629	12,208	15,815	－	76,652
Inter-segment sales	587	2,180	－	(2,767)	－
Sales	49,216	14,388	15,815	(2,767)	76,652
Depreciation and amortization	3,893	1,813	2,668	345	8,719
Operating income (loss) before stock option compensation expense	(28,914)	(11,865)	(1,099)	(7,331)	(49,209)
Adjustment:
Stock option compensation expense					248
Operating income (loss)					(49,457)
Expenditures for additions to long-lived assets	1,657	1,249	1,606	96	4,608
Total assets	29,449	11,017	10,773	150,820	202,059

(Notes)
1. Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.
2. Advantest uses the operating income (loss) before stock option compensation expense for management's analysis of business segment results.
3. Total assets included in Corporate primarily consist of cash and cash equivalents assets for general corporate use and assets used for fundamental research activities, which are not allocated to reportable segments.

Advantest Corporation (FY2008)

 2. Consolidated Net Sales by Geographical Areas

Yen (Millions)
Year ended March 31, 2008

Japan	56,032
Americas	9,616
Europe	8,859
Asia	108,260

Total	182,767

Yen (Millions)
Year ended March 31, 2009

Japan	24,734
Americas	11,759
Europe	2,844
Asia	37,315

Total	76,652

(Notes)
1.	Net sales to unaffiliated customers are based on the customer’s location.
2.	Each of the segments includes primarily the following countries or regions:
(1) Americas	U.S.A. and Republic of Costa Rica, etc.
(2) Europe	Israel, Ireland and Germany, etc.
(3) Asia	South Korea, Taiwan and China, etc.

Advantest Corporation (FY2008)

3. Segment Information by Geographic Area

	Yen (Millions)
	Year ended March 31, 2008
	Japan	Americas	Europe	Asia	Elimination and Corporate	Total
Net sales to unaffiliated customers	101,113	9,143	15,751	56,760	－	182,767
Inter-segment sales	61,984	4,145	1,223	6,601	(73,954)	－
Sales	163,097	13,288	16,974	63,361	(73,954)	182,767
Operating income (loss)	18,071	204	741	10,393	(6,693)	22,716
Total assets	134,418	24,962	10,986	35,547	92,771	298,684

Yen (Millions)
Year ended March 31, 2009
Japan	Americas	Europe	Asia	Elimination and Corporate	Total
Net sales to unaffiliated customers	42,052	20,464	2,702	11,434	－	76,652
Inter-segment sales	22,923	3,299	1,446	4,727	(32,395)	－
Sales	64,975	23,763	4,148	16,161	(32,395)	76,652
Operating income (loss)	(44,860)	1,894	(1,677)	1,996	(6,810)	(49,457)
Total assets	78,830	25,110	8,135	29,625	60,359	202,059

(Notes)
1. Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to corporate general administrative expense and segment by geographic area. Stock option expense of (Y) 858 million and (Y) 248 million for FY2007 and FY2008, respectively, are included in Corporate operating expenses.
2. Total assets included in Corporate primarily consist of the parent company’s cash and cash equivalents, assets for general corporate use and assets used for fundamental research activities.

Advantest Corporation (FY2008)

(Note 4) Per Share information
Basic and diluted net income per share were computed as follows:

	Yen (millions) except per share data
	FY2007	FY2008
Numerator:
Net income (loss)	16,550	(74,902)

Denominator
Basic weighted average shares of common stock outstanding	182,418,821	178,724,884
Dilutive effect of exercise of stock options	305,161	－

Diluted weighted average shares of common stock outstanding	182,723,982	178,724,884

Basic net income (loss) per share	90.72	(419.09)
Diluted net income (loss) per share	90.57	(419.09)

As of March 31, 2008 and March 31, 2009, Advantest held 2,309,980 shares and 3,938,980 shares respectively, of issued stock options that are excluded from the calculation of net income per share (diluted) because they do not currently have a dilutive effect.

(Omission of Disclosure)
For purpose of annual release in Japan, notes for lease transactions, related party transactions, income taxes, financial instruments, securities, derivative transactions, accrued pension and severance costs, stock options, among others, have not been disclosed because such disclosure in this consolidated financial results is not considered significant for this presentation in Japan.

(All non-consolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan.)
Advantest Corporation (FY2008)

5. Non-Consolidated Financial Statements

(1) Non-Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
	March 31, 2008	March 31, 2009
Assets
Current assets
Cash and deposits	¥99,745	63,857
Trade notes receivables	1,230	40
Accounts receivable	25,676	7,714
Short-term investments	—	17,300
Finished goods	5,093	—
Merchandises and finished goods	—	2,763
Raw materials	2,296	—
Work in process	11,962	3,573
Supplies	254	—
Raw materials and supplies	—	608
Short-term loans receivable	4,058	2,466
Other receivable	395	944
Refundable income taxes	3,423	2,022
Deferred tax assets	9,110	—
Other	481	499
Allowance for doubtful accounts	—	(724)
Total current assets	163,723	101,062
Noncurrent assets
Property, plant and equipment
Buildings	48,014	43,860
Accumulated depreciation	(30,282)	(31,890)
Buildings, net	17,732	11,970
Structures	4,233	3,896
Accumulated depreciation	(3,318)	(3,281)
Structures, net	915	615
Machinery and equipment	17,342	19,164
Accumulated depreciation	(13,463)	(18,295)
Machinery and equipment, net	3,879	869
Vehicles and delivery equipment	48	40
Accumulated depreciation	(27)	(29)
Vehicles and delivery equipment, net	21	11
Tools and furniture	12,507	11,712
Accumulated depreciation	(10,731)	(11,308)
Tools and furniture, net	1,776	404
Land	17,623	15,907
Construction in progress	1,566	1
Total property, plant and equipment	¥43,512	29,777

(Note) Accumulated depreciation includes the accumulated impairment losses.

(All non-consolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan.)
Advantest Corporation (FY2008)

	Yen (Millions)
	March 31, 2008	March 31, 2009
Intangible fixed assets
Patent rights	¥128	50
Leasehold rights	173	173
Telephone rights	40	40
Utility rights	13	10
Software	1,251	298
Other	251	8
Total intangible fixed assets	1,856	579
Investments and other assets
Investment securities	9,744	6,669
Investment in affiliated companies	17,595	17,425
Long-term loans receivable	19	7
Long-term loans to affiliated companies	1,140	1,137
Long-term prepaid expenses	1,994	309
Deferred tax assets	6,433	—
Other	1,131	958
Allowance for doubtful accounts	(2)	(39)
Total investments and other assets	38,054	26,466
Total noncurrent assets	83,422	56,822
Total assets	247,145	157,884

Liabilities
Current liabilities
Trade accounts payable	11,338	5,852
Other accounts payable	3,373	3,007
Accrued expenses	7,998	5,094
Income tax payable	1,122	1
Advance received	500	24
Deposits received	3,297	3,458
Allowance for product warranty	3,060	2,642
Bonus accrual for directors	135	—
Other	177	138
Total current liabilities	31,000	20,216

Noncurrent liabilities
Allowance for retirement benefits	5,170	4,382
Deferred tax liabilities	—	81
Other	1,711	1,183
Total noncurrent liabilities	6,881	5,646
Total liabilities	¥37,881	25,862

(All non-consolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan.)
Advantest Corporation (FY2008)

	Yen (Millions)
	March 31, 2008	March 31, 2009
Net assets
Stockholders' equity
Common stock	¥32,363	32,363
Capital surplus
Capital reserve	32,973	32,973
Total capital surplus	32,973	32,973
Retained earnings
Legal reserve	3,083	3,083
Other retained earnings
Reserve for losses in foreign investments	27,062	27,062
General reserve	146,880	146,880
Retained earnings (accumulated loss)	52,797	(24,208)
Total retained earnings	229,822	152,817
Treasury stock	(89,325)	(89,328)
Total stockholders' equity	205,833	128,825
Difference of appreciation and conversion
Net unrealized gains on securities	309	120
Total difference of appreciation and conversion	309	120
Stock acquisition rights	3,122	3,077
Total net assets	209,264	132,022
Total liabilities and net assets	¥247,145	157,884

(All non-consolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan.)
Advantest Corporation (FY2008)

(2) Non-Consolidated Statements of Operations (Unaudited)

		Yen (Millions)
		Year ended	Year ended
		March 31, 2008	March 31, 2009

Net sales	¥
Net product sales		147,686	53,124
Cost of sales
Finished goods at beginning of year		5,156	5,093
Cost of manufactured goods		80,764	40,900
Total		85,920	45,993
Transfers to other accounts		488	489
Finished goods at end of year		5,093	2,763
Balance of cost of sales		80,339	42,741
Gross profit		67,347	10,383
Selling, general and administrative expenses		58,545	46,410
Operating income (loss)		8,802	(36,027)
Non-operating income
Interest income		1,856	984
Dividends income		32,687	786
Lease income		2,471	2,342
Miscellaneous income		405	1,052
Total non-operating income		37,419	5,164
Non-operating expenses
Interest expenses		30	33
Allowance for doubtful account		2	79
Expenses for leased equipment		2,173	3,278
Foreign exchange losses		3,063	1,383
Impairment losses on investment securities		1,398	3,603
Miscellaneous expenses		796	568
Total non-operating expenses		7,462	8,944
Ordinary income (loss)		38,759	(39,807)
Extraordinary income
Gain on extinguishment of tie-in shares		—	61
Total extraordinary income		—	61
Extraordinary loss
Impairment losses		—	11,789
Additonal termination benefit		—	1,631
Other		—	83
Total extraordinary loss		—	13,503
Income (loss) before income taxes		38,759	(53,249)
Income taxes - current		6,701	(937)
Income taxes - deferred		(380)	15,754
Total income taxes		6,321	14,817
Net income (loss)		¥32,438	(68,066)

(All non-consolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan.)
Advantest Corporation (FY2008)

(3) Non-Consolidated statements of Changes in Stockholders' Equity (Unaudited)

	Yen (Millions)
	Year ended	Year ended
	March 31, 2008	March 31, 2009
Stockholders' Equity
Common stock
Balance at beginning of year	32,362	32,363
Changes in the year
Total changes in the year	—	—
Balance at end of year	32,362	32,363
Capital surplus
Capital reserve
Balance at beginning of year	32,973	32,973
Changes in the year
Total changes in the year	—	—
Balance at end of year	32,973	32,973
Retained earnings
Legal reserve
Balance at beginning of year	3,083	3,083
Changes in the year
Total changes in the year	—	—
Balance at end of year	3,083	3,083
Other retained earnings
Reserve for losses in foreign investments
Balance at beginning of year	27,062	27,062
Changes in the year
Total changes in the year	—	—
Balance at end of year	27,062	27,062
General reserve
Balance at beginning of year	146,880	146,880
Changes in the year
Total changes in the year	—	—
Balance at end of year	146,880	146,880
Retained earnings (accumulated loss)
Balance at beginning of year	31,347	52,797
Changes in the year
Dividends from retained earnings	(10,702)	(8,936)
Net income (loss)	32,438	(68,066)
Sale of treasury stock	(286)	(3)
Total changes in the year	21,450	(77,005)
Balance at end of year	52,797	(24,208)

(All non-consolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan.)
Advantest Corporation (FY2008)

	Yen (Millions)
	Year ended	Year ended
	March 31, 2008	March 31, 2009
Treasury stock
Balance at beginning of year	(53,555)	(89,325)
Changes in the year
Repurchase of treasury stock	(36,564)	(7)
Sale of treasury stock	794	4
Total changes in the year	(35,770)	(3)
Balance at end of year	(89,325)	(89,328)
Total stockholders' equity
Balance at beginning of year	220,152	205,833
Changes in the year
Dividends from retained earnings	(10,702)	(8,936)
Net income (loss)	32,438	(68,066)
Repurchase of treasury stock	(36,564)	(7)
Sale of treasury stock	508	1
Total changes in the year	(14,320)	(77,008)
Balance at end of year	205,833	128,825
Difference of appreciation and conversion
Net unrealized gains on securities
Balance at beginning of year	2,315	309
Changes in the year
Changes of items other than stockholders' equity, net	(2,006)	(189)
Total changes in the year	(2,006)	(189)
Balance at end of year	309	120
Stock acquisition rights
Balance at beginning of year	2,337	3,122
Changes in the year
Changes of items other than stockholders' equity, net	785	(45)
Total changes in the year	785	(45)
Balance at end of year	3,122	3,077
Total net assets
Balance at beginning of year	224,805	209,264
Changes in the year
Dividends from retained earnings	(10,702)	(8,936)
Net income (loss)	32,438	(68,066)
Repurchase of treasury stock	(36,564)	(7)
Sale of treasury stock	508	1
Changes of items other than stockholders' equity, net	(1,221)	(234)
Total changes in the year	(15,541)	(77,242)
Balance at end of year	209,264	132,022

Advantest Corporation (FY2008)
(All non-consolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan.)

(4) Notes on Preconditions to Going Concerns: None

(5) Changes in accounting principles
1. Accounting standard for measurement of inventories
Because Advantest has applied the “Accounting Standard for Measurement of Inventories” (Accounting Standards Board of Japan Statement No. 9 issued July 5, 2006 (“ASBJ 9”)) effective from the current fiscal year, inventories are stated at cost determined principally by the gross average method (book value of inventories stated in the balance sheet are written down in accordance with decreased profitability).  The adoption of ASBJ 9 did not have a material impact on Advantest’s non-consolidated profit and loss.

2. Accounting standard for lease transactions
Effective from the current fiscal year, Advantest has adopted the “Accounting Standard for Lease Transactions” (Accounting Standards Board of Japan Statement No. 13 issued June 17, 1993, (First Division of the Business Accounting Council), revised March 30, 2007) and the “Implementation Guidance on the Accounting Standard for Lease Transactions” (Accounting Standards Board of Japan Implementation Guidance No. 16 issued January 18, 1994, (Japanese Institute of Certified Public Accountants, Accounting System Committee), revised March 30, 2007).  Accordingly, lease transactions apply the same accounting treatment as used in ordinary sales transactions.  With respect to finance lease transactions which do not transfer ownership of the property to the lessee that commenced on or before March 31, 2008, Advantest will continue to apply the same accounting treatment as used in ordinary sales transactions, as previously used.  Because Advantest has no lease transactions that commenced after April 1, 2008 that would necessitate the application of the accounting treatment based on ordinary sales transactions, the adoption of this accounting standard did not have a material impact on Advantest’s non-consolidated profit and loss.

Changes in Board Directors and Executive Officers
(To be effective on June 25, 2009)

1.	Nominees for Board Directors
Board Director	Toshio Maruyama (to be promoted)
Representative Director and Chief Executive Officer of Advantest Corporation
Board Director	Haruo Matsuno (to be newly elected)
Executive Officer of Advantest Corporation
Board Director	Naoyuki Akikusa
Board Director	Yasushige Hagio
Board Director	Takashi Tokuno
Board Director	Hiroshi Tsukahara
Board Director	Yuichi Kurita
Board Director	Hiroyasu Sawai
Board Director	Shinichiro Kuroe (to be newly elected)
Executive Officer of Advantest Corporation

Mr. Maruyama is to be elected as Representative Board Director, Chairman of the Board and Mr. Matsuno is to be elected as Representative Board Director at the extraordinary board meeting to be held on June 25, 2009 after the 67th Shareholders Meeting of Advantest Corporation.

2.	Nominees for Executive Officers
President	Haruo Matsuno (to be promoted)
Executive Officer of Advantest Corporation
Senior Executive Officer	Takashi Tokuno
Managing Executive Officer	Hiroshi Tsukahara
Managing Executive Officer	Yuichi Kurita
Managing Executive Officer	Hiroyasu Sawai
Managing Executive Officer	Shinichiro Kuroe (to be promoted)
Executive Officer of Advantest Corporation
Managing Executive Officer	Yoshiro Yagi
Managing Executive Officer	Hiroshi Nakamura (to be promoted)
Executive Officer of Advantest Corporation
Managing Executive Officer	Yoshiaki Yoshida (to be promoted)
Executive Officer of Advantest Corporation
Executive Officer	Masao Shimizu
Executive Officer	Hideaki Imada
Executive Officer	Yasuhiro Kawata
Executive Officer	Takashi Sugiura
Executive Officer	Takashi Sekino
Executive Officer	Sae Bum Myung
Executive Officer	Soichi Tsukakoshi

Executive Officer	Josef Schraetzenstaller
Executive Officer	R. Keith Lee

3.	Resignation from Board Directors and Executive Officers
Shimpei Takeshita, Chairman of the Board
--- To be elected as Senior Executive Advisor
Takao Tadokoro, Board Director and Managing Executive Officer
--- To be elected as Advisor
Minoru Morishita, Executive Officer
--- To be elected as Advisor

4.	Nominees for New Board Directors (Biography)

Haruo Matsuno (Date of Birth: February 14, 1960)
Mar. 1984	Graduated from School of Law, Waseda University
Apr. 1984	Joined Advantest Corporation
Jun. 1997	Section Manager, Executive Secretary Section, Corporate Relations Group
May 2002	Vice President, Corporate Liaison Advantest America Corporation
Jun. 2005	Deputy Manager, Personnel Department, Corporate Affairs Group
Jun. 2006	Senior Vice President, Procurement Group
Jan. 2008	Senior Vice President, Production Group (present position)
Jun. 2008	Executive Officer (present position)

Shinichiro Kuroe (Date of Birth: March 30, 1959)
Mar. 1981	Graduated from Hosei University, Faculty of Engineering
Apr. 1981	Joined Advantest Corporation
Jun. 2001	General Manager, Memory Tester Business Division
Apr. 2005	General Manager, Solution Business Division, Sales and Marketing Group
Jun. 2005	Executive Officer (present position)
Jun. 2005	Vice President, Sales and Marketing Group
Dec. 2007	General Manager, 1st SoC Tester Business Division, 1st Test System Business Group
Jun. 2008	Senior Vice President, SoC Tester Business Group
Apr. 2009	Senior Vice President, Test System Business Group (present position)